UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2025

Commission File Number: 001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Cruce Carretera Gdl-Ameca Huaxtla Km 5

El Arenal, Jalisco, 45350, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

RELEVANT INFORMATION

Betterware de Mexico, S.A.P.I. de C.V. (NYSE: BWMX) (“Betterware” or the “Company”) announces the First Call to a General Ordinary Shareholders’ Meeting, to be held on October 21, 2025.

The purpose of this Report on Form 6-K is to furnish a free English translation of the Shareholders’ Meeting Agenda and of the form of Power of Attorney that shareholders can use to be represented at the meeting.

Investor Relations Contacts

Investor Relations

ir@better.com.mx

+52 (33) 3836 0500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: October 15, 2025

Exhibit Index

Exhibit No.	Description
99.1	Agenda for the General Ordinary Shareholders’ Meeting
99.2	Form of Power of Attorney

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